AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1996

                                                       REGISTRATION NO. 33-86132


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          AMENDMENT NO. 2 TO FORM S-1
                                       ON
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             BEST PRODUCTS CO., INC.
             (Exact name of registrant as specified in its charter)

                     Virginia                             54-0853592
            (State or other jurisdiction               (I.R.S. Employer
                 of incorporation                    Identification No.)
                 or organization)

                                 1400 Best Plaza
                          Richmond, Virginia 23227-1125
                                 (804) 261-2000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


                                                Copy to:
        W. Edward Clingman, Jr., Esq.                                 Robert L. Burrus, Jr., Esq.
Vice President-General Counsel and Secretary                    McGuire, Woods, Battle & Boothe, L.L.P.
          Best Products Co., Inc.                                          One James Center
             1400 Best Plaza                                          Richmond, Virginia 23219
      Richmond, Virginia  23227-1125                                 Telephone:  (804) 775-4306
        Telephone:  (804) 261-2035
(Name, address, including zip code, and telephone number,
     including area code, of agent for service)

                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
                SALE TO THE PUBLIC: From time to time after this
                    Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with the dividend or interest reinvestment plans, check the following box. [x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED JULY 1, 1996

                               10,553,273 SHARES

PROSPECTUS
                             BEST PRODUCTS CO., INC.
                                  COMMON STOCK,
                            $1.00 PAR VALUE PER SHARE
                                 ---------------


         10,553,273 shares (the "Shares") of Common Stock, par value $1.00 per share (the "Common Stock"), of Best Products Co., Inc., a Virginia corporation (the "Company"), may be offered from time to time as described in this Prospectus by Chemical Bank (the "Selling Shareholder"). As of May 31, 1996, 31,019,969 shares of Common Stock were issued and outstanding. 910,225 of the Shares are subject to issuance upon exercise of outstanding warrants held by the Selling Shareholder (the "Warrants").


         The Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "BEST". On July __, 1996, the last sale price of the Common Stock, as reported by the Nasdaq National Market, was $______ per share.


        FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY
            PROSPECTIVE PURCHASERS OF THE SHARES, SEE "RISK FACTORS"
                              COMMENCING ON PAGE 3.
                          -----------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.
                         ------------------------------


         The Selling Shareholder may offer and sell Shares from time to time, directly or through agents, dealers or underwriters designated from time to time, on terms to be determined at the time of offer or sale. The aggregate proceeds to the Selling Shareholder from the sale of the Shares will be the total purchase price of the Shares sold, less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of the offering not borne by the Company. None of the proceeds from the sale of Shares pursuant to this Prospectus will be received by the Company. The Company will pay certain expenses in connection with the registration of offers and sales of Shares pursuant hereto. The Company has agreed to indemnify the Selling Shareholder, any underwriters of an offering made hereby and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Shareholder" and "Plan of Distribution".


         To the extent required, the purchase price or public offering price of any Shares, the names of any agent, dealer or underwriter, their material relationships (if any) with the Company and any applicable commission, discount or concessions allowed or reallowed, and expenses payable by the Company, with respect to a particular offer will be set forth in an accompanying Prospectus Supplement.


         The Selling Shareholder and any agents, dealers or underwriters that participate with the Selling Shareholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                               -----------------

               The date of this Prospectus is ____________, 1996.

         NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING SHAREHOLDER OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement of which this Prospectus is a part (the "Registration Statement"), reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is listed on the Nasdaq National Market. Reports and other information concerning the Company may also be inspected and copied at the offices of the Nasdaq National Market, 1725 K Street, N.W., Washington, D.C. 20006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents filed with the Commission by the Company are hereby incorporated by reference into this Prospectus:


         (a) the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996;


         (b)      all other reports filed with the Commission pursuant to
                  Section 13(a) or 15(d) since February 3, 1996, including the Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 1996 and the Company's Current Reports on Form 8-K for January 4, 1996, February 8, 1996, March 12, 1996 and June 18, 1996; and


         (c) the description of the Common Stock appearing in the Company's Registration Statement on Form 10/A filed with the Commission on July 20, 1994.


         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


         The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Corporate Secretary, Best Products Co., Inc., 1400 Best Plaza, Richmond, Virginia 23227-1125 (telephone number (804) 261-2035).

                                  RISK FACTORS


         Prospective purchasers of the Shares should carefully consider the following factors, and all other information set forth or incorporated by reference in this Prospectus, in evaluating an investment in the Shares.


RECENT LOSSES


         The Company reported a loss of $95.7 million for the fiscal year ended February 3, 1996 ("fiscal 1995"), including a charge of $35.6 million to provide for the anticipated costs and losses associated with various initiatives under its restructuring plan. See "-- Restructuring Plan." For the first quarter of the fiscal year ending February 1, 1997 ("fiscal 1996"), the Company reported a loss of $34.6 million. The Company is implementating its restructuring plan to improve the Company's financial performance; however, there can be no assurance that the restructuring plan will be successful or that the Company will not continue to report losses.


RESTRUCTURING PLAN


         The Company is pursuing various initiatives as part of a restructuring plan intended to improve the Company's financial performance and reposition the Company as a specialty retailer offering category-dominant assortments of jewelry and home furnishings. These initiatives include (i) exiting certain unprofitable merchandise categories (including bicycles, home office electronics, film processing, video games, specialty electronics, selected toys, certain calculators and music items, and some sporting goods), (ii) the closing of at least eight underperforming stores and (iii) terminating or assigning the leases for at least seven stores previously intended to open during 1996 and 1997. While the Company believes that the restructuring charge of $35.6 million taken in the fourth quarter of fiscal 1995 relating to the foregoing initiatives should be sufficient to cover all expenses and losses associated with the restructuring, in the event such expenses and losses are higher than anticipated, or additional restructuring charges are taken, this could have a material adverse effect on the Company's results of operations and financial condition. The initiatives also include (i) revamping the shopping process to be more customer friendly by reassigning more store personnel to the sales floor and accelerating the check-out process and (ii) further rationalization of the Company's merchandise assortment, including the addition of basic domestics such as pillows and pads. The Company expects to generally complete its restructuring initiatives by Fall of 1997, however, certain of the initiatives in the restructuring plan, such as the negotiation of store lease terminations, are not fully within the control of the Company and as a result there can be no assurance that such initiatives will be successful or implemented on a timely basis. While the restructuring plan is intended to enable the Company to reposition itself and improve its financial performance, there can be no assurance that the intended benefits of the plan will be realized even if the plan is successfully implemented on a timely basis.


RELIANCE ON WORKING CAPITAL FACILITY


         On February 7, 1996, the Company entered into a $300.0 million revolving credit facility (the "Working Capital Facility") replacing an earlier $150.0 million facility. The Working Capital Facility, which currently expires August 6, 1997, is being used to support general corporate and working capital requirements and to issue import and standby letters of credit. The facility is the Company's primary source of liquidity (other than cash flow from operations). The Working Capital Facility is secured by a first and exclusive lien on all unencumbered assets of the Company including inventory and general intangibles. The loss of certain or all of such collateral by foreclosure would have a material adverse effect on the Company's operations and financial results. The availability of loans under the Working Capital Facility is governed by a weekly borrowing base calculation with an effective advance rate of approximately 50% of eligible inventory. There is a $100.0 million sublimit for the issuance of letters of credit. As the Company relies on such facility to provide liquidity, if the facility were to become unavailable, this would have a material adverse effect on the Company's results of operations and financial condition. Under the terms of the facility, the Company is required, among other things, to achieve certain minimum levels of financial performance and maintain inventory between specified minimum and maximum levels. The Working Capital Facility also contains a number of restrictive covenants, including covenants limiting capital expenditures, the incurrence of indebtedness, the sale of certain assets and the opening and closing of stores. The Company has from time to time sought and obtained amendments to the Working Capital Facility for various reasons, including where it considered the covenants contained therein inappropriate in view of the Company's operating trends. While the Company is currently in compliance with all of its covenants under the Working Capital Facility, there can be no assurance that the Company will in the future be able to obtain any amendments or waivers it may need thereunder. The Company's ability to continue to fund its working capital and capital expenditure needs is dependent upon the Company's operating results, the continued support of the Company's numerous providers of goods and services and the Company's compliance with the financial covenants under the Working Capital Facility. The terms of this facility could impair the Company's ability to obtain financing in the future or to take advantage of significant business opportunities that may arise. In addition, the terms of the facility and the Company's reliance on the facility may increase the Company's vulnerability to an increase in interest rates, adverse general economic and retailing industry conditions and to increased competitive pressures.


CHANGES IN MARKETING PROGRAM


         The Company uses newspaper inserts and direct mailings as its principal means of communication with customers. Such media have historically been supplemented by distribution of an annual catalog each fall, which the Company has decided to discontinue. The Company intends to increase the variety and quantity of its print media advertising for the remainder of fiscal 1996, and is considering the possible initiation of broadcast advertising in the future. The redirected marketing program is expected to be funded by the elimination of the fall catalog. While the Company believes this redirected marketing program will be a more cost-effective means of communicating with customers than the Company's traditional program, there can be no assurance that the effect, if any, on the Company's results of operations from this change will be favorable.


MARKET RISK; VOLATILITY


         The Common Stock has been listed on the Nasdaq National Market since July 1994. There can be no assurance, however, that an active market for the Common Stock will continue to develop or be maintained. The prices at which shares of Common Stock trade may depend on many factors, including prevailing interest rates, conditions in the financial markets and the retail industry and the performance of, and investor expectations for, the Company. The market for the Common Stock has been and is expected to remain volatile, at least for the remainder of fiscal 1996. No assurance can be given as to the market price or trading volume that may prevail at any particular time.


SHARES ELIGIBLE FOR FUTURE SALE; FUTURE ISSUANCES REQUIRED BY THE PLAN


         A substantial number of the presently outstanding shares of Common Stock as well as the Warrants are or will become available for future sale in the public market. Pursuant to a Shelf Registration Rights Agreement dated as of June 14, 1994 (the "Shelf Registration Rights Agreement") between the Company and Chemical Bank, which beneficially owns 33.1% of the outstanding Common Stock, the Company has filed a "shelf" registration statement (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act relating to any resales by such holder of all shares of Common Stock held by it as of the date hereof or subsequently acquired by it upon exercise of the Warrants, at any time and from time to time on a continuous or delayed basis. The Company must maintain the Registration Statement until the second anniversary of its initial effective date (plus the number of days of any suspension of Chemical Bank's right to sell under the Registration Statement), subject to customary conditions. The Company and Chemical Bank have also entered into a deferred registration rights agreement. See "Selling Shareholder". Moreover, most of the Company's shareholders are permitted to dispose of their shares in public market transactions not requiring registration under federal or state securities laws. Sales of or offers to sell a substantial number of shares, or the perception by investors, investment professionals and securities analysts of the possibility of such sales, could adversely affect the market for and prevailing prices with respect to the Common Stock.


          Substantially all of the presently outstanding Common Stock was issued on June 14, 1994 (the "Plan Effective Date"), pursuant to the Joint Plan of Reorganization, as amended and modified (the "Plan"), of the Company and certain of its affiliates, which Plan was confirmed by order of the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The consummation of the Plan on the Plan Effective Date resolved the related cases (the

"Chapter 11 Case") which the Company and such affiliates had commenced on January 4, 1991 (the "Commencement Date") under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code"). The Plan requires the Company to issue an aggregate of 31,660,711 shares of Common Stock (excluding 2,333,395 shares issuable pursuant to outstanding Warrants), assuming the allowed amount of all claims filed against the Company by its general unsecured creditors, excluding bank debt, industrial development bond claims and subordinated debt (which were treated as separate classes under the Plan), will not exceed $341.5 million. The Company currently estimates that the total amount needed to settle such claims will not exceed $341.5 million. As of June 24, 1996, the Company had issued a total of 31,338,351 shares of Common Stock pursuant to the Plan, including 318,382 shares which have reverted to or been reacquired by the Company leaving 31,019,969 shares outstanding. As additional shares are issued over time pursuant to the Plan, such shares generally will be eligible for resale either without registration or pursuant to the Registration Statement, as summarized in the preceding paragraph.


SIGNIFICANT SHAREHOLDER


         As of June 24, 1996, Chemical Bank held 9,643,048 shares of Common Stock representing approximately 31.1% of the then outstanding 31,019,969 shares of Common Stock. As of such date, Chemical Bank also held Warrants exercisable for an additional 910,225 shares of Common Stock, exercise of which would increase Chemical Bank's ownership percentage to 33.1% of 31,930,194 shares. The exercise price of the Warrants is $8.27 per share subject to customary anti-dilution adjustments in the event of stock splits, mergers, acquisitions, recapitalizations and other similar events. The Registration Statement of which this Prospectus is a part registers for offer and sale from time to time any and all of such shares. Furthermore, based on the most recently available information as of the date of this Prospectus, each of three other institutions beneficially owned more than 5% of the Common Stock. If several holders of significant numbers of shares of Common Stock were to act together for purposes of voting their shares, such holders might be in a position to control the outcome of actions requiring shareholder approval, including the election of directors. This concentration of ownership could also facilitate or hinder any negotiated change of control of the Company and, consequently, affect the value of the Common Stock.


         In addition, under the Shareholder Agreement negotiated with Chemical Bank in connection with the resolution and consummation of the Chapter 11 Case (the "Shareholder Agreement"), Chemical Bank has certain rights not available to other holders of the Common Stock, until the earlier of (i) Chemical Bank's ceasing to own at least 10% of the then issued and outstanding Common Stock, and
(ii) the fifth anniversary of the Plan Effective Date. Such rights include the right to have an observer present at meetings of the Board of Directors and the right to disapprove the following Company actions, if proposed: (i) issuance of shares of preferred stock having voting rights other than those required by law,
(ii) adoption of a shareholder rights plan, (iii) amendment of the Restated Articles of Incorporation so as to elect for the Company to be governed by the "affiliated transactions" or "control share acquisitions" provisions of the Virginia Stock Corporation Act, or (iv) amendment of such articles to change the percentage of outstanding Common Stock required to amend the Company's bylaws, remove directors or call special meetings of shareholders. Under the agreement, in the event of certain vacancies on the Board of Directors, the Company is obligated to retain a nationally recognized executive search firm to identify individuals from among whom the Board of Directors will select a replacement nominee. Chemical Bank's rights under the Shareholder Agreement are not assignable except to Chemical Bank's parent or certain wholly-owned subsidiaries of such parent. Chemical Bank has agreed to preserve the confidentiality of all materials and information received by it pursuant to the Shareholder Agreement.


         For further information with respect to Chemical Bank and its relationships with the Company, see "Selling Shareholder".


LIMITED POST-CHAPTER 11 OPERATING HISTORY


         The Company's emergence from chapter 11 occurred on June 14, 1994, and consequently the Company's subsequent operating history is limited to fiscal 1995 and the last thirty-three weeks of the fiscal year ended January 28, 28, 1995 ("fiscal 1994"). The Company's financial statements for such post-emergence period are not comparable to the pre-emergence financial statements.

SEASONALITY AND SENSITIVITY TO ECONOMIC CONDITIONS


         The Company's business is highly seasonal, with approximately one-third or more of its net sales for a fiscal year generally occurring in November and December. Historically, substantially all of the Company's operating income is earned in its fourth quarter, and the Company typically sustains an operating loss in earlier fiscal quarters each year. In fiscal 1995, the Company reported an operating loss in each quarter, including the fourth quarter. In addition, the Company's performance, like that of many other retailers, is sensitive to the overall U.S. economic cycle and related economic conditions which influence consumer trends and spending patterns.


COMPETITIVE CONDITIONS


         The retailing business is highly competitive. To differentiate itself from other retailers, the Company provides broad assortments of fine jewelry and quality brand name home furnishings at attractive prices. The Company competes with virtually all retail formats selling similar merchandise. Key competitive formats include mall based and other specialty retailers, mass merchant discounters and category-dominant retailers. The Company considers quality, value, merchandise mix, service and location to be the most significant competitive factors in its retailing business. The Company's specific competitors vary from market to market. Some of the companies with which the Company competes are substantially larger or have substantially greater financial resources.


CERTAIN INCOME TAX MATTERS


         As of February 3, 1996, net operating loss ("NOL") carryforwards for federal income tax purposes were approximately $138.0 million expiring in fiscal years 2006 through 2010. As a result of an ownership change, as defined in
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), that occurred on the Plan Effective Date, the utilization of $85.0 million of the NOL carryforwards is subject to an annual limitation of approximately $20 million. If the Company experiences another ownership change, all of the NOL carryforwards available as of the date of such change would be subject to an annual limitation which could be significantly less than the current $20 million limitation established as of the Plan Effective Date. In general terms, an ownership change may result from transactions that increase the ownership of certain stockholders in the Common Stock by more than 50 percentage points over the shorter of a three-year period or the period of time since the most recent ownership change. The approximate aggregate change in ownership since the ownership change that occurred on the Plan Effective Date was 40 percentage points as of May 31, 1996. Additional sales of Common Stock (including sales under this Prospectus) could result in a greater than 50 percentage point ownership change, which could have the effect of substantially limiting the annual utilization of the NOL carryforwards.


         The amount of the annual limitation on the utilization of the NOL carryforwards in the event of a more than 50 percentage point ownership change will depend upon the market value of the Company and the long-term tax exempt rate (as defined in the Code) on the date on which such an ownership change occurs for purposes of Section 382 of the Code. If such an ownership change had occurred on May 31, 1996, the annual limitation would have become approximately $5.4 million (assuming that the fair market value of the Company was based on the closing price of the Company's Common Stock on the Nasdaq National Market on May 31, 1996), and the time periods referenced above for the carryforwards would expire before the entire amount of the NOL carryforwards could be utilized.


         In accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants (the "AICPA"), the income tax benefit resulting from any future realization of the NOL carryforwards not recognized as of the Plan Effective Date will be credited to additional paid-in capital.


DIVIDEND POLICY

         The Company has not paid any dividends on the Common Stock and presently does not intend to pay cash dividends in the foreseeable future. In addition, the terms of certain of the Company's debt agreements prohibit payment of cash dividends on the Common Stock. The payment of cash dividends, if any, will be made only from assets legally available for that purpose, and will depend on the Company's financial condition, results of operations, current and anticipated capital requirements, restrictions under then existing debt instruments and other factors deemed relevant by the Board of Directors.

         Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions which prohibit or limit their ability to invest in the Common Stock.


                                  THE COMPANY


         The Company is a specialty retailer selling jewelry and nationally advertised brand name home furnishings merchandise in 169 stores in 23 states, principally on the East and West Coasts. The Company's retailing concept is to operate as a category-dominant retailer of merchandise categories which management believes offer growth potential.

         The Company was incorporated in the Commonwealth of Virginia in 1961. Its principal executive offices are located at 1400 Best Plaza, Richmond, Virginia 23227, and its main telephone number is (804) 261-2000.


                                USE OF PROCEEDS

         The Shares may be sold hereunder from time to time by the Selling Shareholder, and the Company will not receive any of the proceeds from such sales.


                              SELLING SHAREHOLDER


SELLING SHAREHOLDER


         Pursuant to this Prospectus, Chemical Bank may offer the 10,553,273 Shares from time to time. The Shares (including 910,225 Shares issuable upon exercise of Warrants) constitute all shares of Common Stock beneficially owned at the date hereof by the Selling Shareholder, Chemical Bank. Because the Selling Shareholder may offer some or all of the Shares pursuant to the offerings contemplated by this Prospectus, because the offerings of the Shares may or may not be made on a firm commitment underwriting basis, and because the Selling Shareholder could purchase additional Common Stock from time to time, the Company cannot estimate the amount of Common Stock which will be held by the Selling Shareholder after completion of its offering hereby. See "Plan of Distribution".


         In addition to the Shelf Registration Rights Agreement, the Company and Chemical Bank have also entered into a deferred registration rights agreement ("Deferred Registration Rights Agreement"). Under this agreement, Chemical Bank may, at any time during the period beginning on the date the Shelf Registration Rights Agreement expires and ending on June 14, 1999 (the "Deferred Registration Period"), make written requests for an aggregate of two registration statements under the Securities Act for any shares of Common Stock still held by Chemical Bank or acquired by it upon exercise of the Warrants (the "Registrable Securities"). Generally, if during the Deferred Registration Period the Company proposes to register any of its equity securities under the Securities Act, whether or not for sale for its own account, in a manner that would permit registration of Registrable Securities for sale to the public under the Securities Act, the Company must use reasonable commercial efforts to include in the proposed registration all such Registrable Securities which Chemical Bank requests be included, subject to customary conditions. Chemical Bank's rights under each of the Shelf Registration Rights Agreement and the Deferred Registration Rights Agreement with respect to the Registrable Securities are assignable to any person acquiring directly from Chemical Bank Shares and/or Warrants representing at least 10% of the issued and outstanding Common Stock on a fully diluted basis at the time of transfer, provided that the party agrees to be bound by such agreement.

         The CIT Group/Business Credit, Inc. ("CIT"), a subsidiary of The CIT Group Holdings, Inc. ("CIT Holdings") is a lender, and serves as agent for the lenders, under the Working Capital Facility. Approximately 20% of the equity interest in CIT Holdings is held by a subsidiary of The Chase Manhattan Corporation, the parent company of Chemical Bank. As the letter of credit issuer under the Working Capital Facility, Chemical Bank issues import and standby letters of credit and creates acceptances to facilitate the Company's importing of merchandise. The Working Capital Facility is secured by a lien on all unencumbered assets of the Company, including inventory and general intangibles. Under the terms of the Working Capital Facility and related agreements, the Company has paid or agreed to pay to CIT, for its own account and/or the account of the other lenders, various fees, including commitment fees, agency fees, closing and syndication fees and letter of credit and acceptance fees. The Working Capital Facility and related agreements were negotiated in the ordinary course of business on terms which the Company believes are no more or less favorable to the Company than if entered into with unaffiliated parties.


         For further information concerning relationships between the Selling Shareholder and the Company within the past three years, see "Risk Factors--Significant Shareholder" and "--Shares Eligible for Future Sale; Future Issuances Required by the Plan".


                              PLAN OF DISTRIBUTION

         Any of or all of the Shares may be sold from time to time to purchasers directly by the Selling Shareholder in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Alternatively, the Selling Shareholder may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of Shares for whom they may act (which compensation may be in excess of customary commissions). The Selling Shareholder and any such underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters under the Securities Act, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent required, at the time a particular offer of Shares is made a supplement to this Prospectus will be distributed which will set forth the number of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, their material relationships (if any) to the Company, any discounts, commissions and other items constituting compensation from the Selling Shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. The Company will not receive any of the proceeds from any sale by the Selling Shareholder of the Shares offered hereby.


         The Company is paying certain expenses (not including commissions of dealers or agents) incident to the offering and sale of the Shares to the public, which are estimated to be approximately $680,000. To the extent supplements to this Prospectus are required to be distributed, the Company will incur additional expenses in excess of the amount estimated above.


         In the Shelf Registration Rights Agreement, the Company has agreed to indemnify and hold harmless, to the extent permitted by law, the Selling Shareholder, its directors, officers and agents and each other person who participates as an underwriter, if any, in the offering and sale of the Shares, and each other person, if any, who controls the Selling Shareholder or any such underwriter within the meaning of the Securities Act, against certain liabilities, including certain liabilities to which any such person may become subject under the Securities Act.


         The Selling Shareholder and any other person participating in a sale or distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Shareholder and any other such person. Furthermore, under Rule 10b-6 under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market making activities with respect thereto for a period of up to nine business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Common Stock.


         For further information with respect to the Selling Shareholder and its relationships with the Company, see "Risk Factors--Shares Eligible for Future Sale; Future Issuances Required by the Plan", "--Significant Shareholder" and "Selling Shareholder".

                             VALIDITY OF THE SHARES


         The validity of the Shares will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., Richmond, Virginia. At June 26, 1996, lawyers of such firm who have performed services in connection with the offering own an aggregate of approximately 6,000 shares of Common Stock.

                                    EXPERTS

         The financial statements and schedule of Best Products Co., Inc. (the "Successor") as of February 3, 1996 and January 28, 1995 and for the fiscal year ended February 3, 1996 and the thirty-three weeks ended January 28, 1995 and of Best Products Co., Inc. (the "Predecessor") for the nineteen weeks ended June 11, 1994 and for the fiscal year ended January 29, 1994, incorporated by reference herein, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their reports incorporated herein by reference, and have been included herein in reliance upon such reports and the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         The Company has filed the Registration Statement on Form S-3 under the Securities Act. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected and copied or obtained from the Commission or the Nasdaq National Market in the manner described above. See "Available Information." Statements contained in this Prospectus as to the contents of any agreement, instrument or other document are not necessarily complete, and, in each instance, reference is made to the copy of such agreement, instrument or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         It is expected that the following expenses (all of which will be paid by the Company) will be incurred in connection with the registration and distribution of the Shares:


Securities and Exchange Commission filing fee.............. $ 25,360
Blue Sky fees and expenses................................. $ 30,000
Legal fees and expenses.................................... $250,000
Accounting fees and expenses............................... $250,000
Other...................................................... $ 75,000
Miscellaneous.............................................. $ 49,640
                                                            --------
      Total................................................ $680,000
                                                            ========


      All of these expenses except the Securities and Exchange Commission filing fee represent estimates only. These expenses may be higher in the event Shares are distributed pursuant to an underwritten offer.


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         Article 10 of the Virginia Stock Corporation Act (the "Virginia Act") allows, in general, for indemnification, in certain circumstances, by a corporation of any person threatened with or made a party to any action, suit or proceeding by reason of the fact that he or she is, or was, a director, officer, employee or agent of such corporation. Indemnification is also authorized with respect to a criminal act or proceeding where the person had no reasonable cause to believe that his or her conduct was unlawful. Article 9 of the Virginia Act provides limitations on damages payable by officers and directors, except in cases of willful misconduct or knowing violation of criminal law or any federal or state securities laws.


         Article VI of the Company's Articles provides that in every instance in which the Virginia Act, and any amendments thereto, permits the limitation or elimination of liability of directors or officers of a corporation to the corporation or its shareholders, the directors and officers of the Company shall not be liable to the Company or its shareholders.

         The Articles provide for mandatory indemnification of any individual who is, was or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Company) because such individual is or was a director or officer of the Company or because such individual is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and reasonable expenses incurred in the proceeding, except such liabilities and expenses as are incurred because of such individual's willful misconduct or knowing violation of the criminal law.

         The Company maintains a standard policy of officers' and directors' liability insurance. The Company is authorized to purchase and maintain insurance against any liability it may have under the indemnification provision of the Articles or to protect any of the persons named above against any liability arising from their service to the Company or any other legal entity at the request of the Company, regardless of the Company's power to indemnify against such liability.

         Under the Plan, the obligations of the Company and its subsidiaries to indemnify, reimburse or limit the liability of their present and any former directors, officers or associates that were directors, officers or associates, respectively, on or after the Commencement Date against any obligations pursuant to the prior articles of incorporation, the prior bylaws, applicable state law or prior specific agreement, or any combination of the foregoing, survived confirmation of the Plan and were unaffected. Such obligations of the Company were not discharged irrespective of whether indemnification, reimbursement or limitation was owed in connection with an event occurring before, on, or after the Commencement Date.

ITEM 16.   EXHIBITS.

         (a)      EXHIBITS:


                  Exhibit
                    No.                       Description

                    2.1 Joint Plan of Reorganization of the Company and certain affiliates, dated January 14, 1994 (with exhibits), and the related Order of Confirmation (incorporated by reference to Exhibit 2.1 to the Company's Form 10/A dated July 20, 1994)

                   *4.1 Restated and Amended Articles of Incorporation of the Company

                    4.2 Restated Bylaws of the Company (incorporated by reference to Exhibit 4.2 of the Company's Form S-8 dated December 19, 1994, Registration No. 33-87512)

                   *4.3 Shareholder Agreement between the Company and Chemical Bank dated June 14, 1994

                    4.4 Shelf Registration Rights Agreement between the Company and certain five percent shareholders dated June 14, 1994 (incorporated by reference to Exhibit
                           4.4 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995)

                    4.5 Registration Rights Agreement between the Company and Chemical Bank dated June 14, 1994 (incorporated by reference to Exhibit 4.5 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995)

                    4.6 Form of Warrant Agreement (incorporated by reference to Exhibit 4.7 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995)

                    4.7 Form of Contingent Warrant Agreement (incorporated by reference to Exhibit 4.8 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995)

                    5.1    Opinion of McGuire, Woods, Battle & Boothe, L.L.P.

                   23.1 Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included as part of Exhibit 5.1)

                   23.2    Consent of KPMG Peat Marwick LLP

                  *        Previously filed

ITEM 17.   UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                                arising after the effective date of the
                                registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                          (iii) To include any material information with respect
                                to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Henrico, Commonwealth of Virginia, on June 28, 1996.


                                               BEST PRODUCTS CO., INC.


                                               By:/s/ Daniel H. Levy
                                                  Daniel H. Levy
                                                  Chairman and
                                                  Chief Executive Officer


                               POWER OF ATTORNEY


         KNOW ALL MEN AND WOMEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Frederick G. Kraegel and W. Edward Clingman, Jr. and each of them, such individual's true and lawful attorneys-in-fact and agents with full power of substitution, for such individual and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on June 28, 1996 by the following persons in the respective capacities indicated opposite their names.



Signature                                 Title


/s/Daniel H. Levy                  Chairman, Chief Executive
Daniel H. Levy                     Officer and Director (Principal
                                   Executive Officer)


/s/Frederick G. Kraegel            Senior Vice President and Chief
Frederick G. Kraegel               Financial Officer (Principal
                                   Financial Officer)


/s/Sharyn P. Hunt                  Vice President and Controller
Sharyn P. Hunt                     (Principal Accounting Officer)


/s/Donald D. Bennett               Director
Donald D. Bennett

Signature                                   Title


/s/William C. DeRusha              Director
William C. DeRusha


/s/John C. Jamison                 Director
John C. Jamison


/s/Margaret A. McKenna             Director
Margaret A. McKenna


/s/Denis J. Taura                  Director
Denis J. Taura


/s/Marshall B. Wishnack            Director
Marshall B. Wishnack

                               INDEX OF EXHIBITS


Exhibit
Number                            Description

  2.1 Joint Plan of Reorganization of the Company and certain affiliates, dated January 14, 1994 (with exhibits), and the related Order of Confirmation (incorporated by reference to Exhibit 2.1 to the Company's Form 10/A dated July 20, 1994)

 *4.1       Restated and Amended Articles of Incorporation of the Company

  4.2 Restated Bylaws of the Company (incorporated by reference to Exhibit 4.2 of the Company's Form S-8 dated December 19, 1994, Registration No. 33-87512)

 *4.3 Shareholder Agreement between the Company and Chemical Bank dated June 14, 1994

  4.4 Shelf Registration Rights Agreement between the Company and certain five percent shareholders dated June 14, 1994 (incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995)

  4.5 Registration Rights Agreement between the Company and Chemical Bank dated June 14, 1994 (incorporated by reference to Exhibit 4.5 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995)

  4.6 Form of Warrant Agreement (incorporated by reference to Exhibit 4.7 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995)

  4.7       Form of Contingent Warrant Agreement (incorporated by reference to
            Exhibit 4.8 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995)

  5.1       Opinion of McGuire, Woods, Battle & Boothe, L.L.P.

 23.1 Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included as part of Exhibit 5.1)

 23.2       Consent of KPMG Peat Marwick LLP

*  Previously filed